June 12, 2018

MagneGas Corporation
c/o Board of Directors
11885 44th Street North
Clearwater, FL 33762

Re: Resignation from Board of Directors

Dear Board of Directors,

I hereby voluntarily resign as a member of the Board of Directors of MagneGas Corporation, a Delaware corporation (the "Company") effective immediately. My resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

By: ______________________________

Name: Luisa Ingargiola